United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant’s name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS

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CERTAIN TERMS AND CONVENTIONS

All references in this Report on Form 6-K to “we,” “our,” “us” or similar terms refer to Companhia Paranaense de Energia and its consolidated subsidiaries, except where specified or differently required by the context. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this Report on Form 6-K are explained or detailed in our Annual Report on Form 20-F/A for the year ended December 31, 2022 originally filed on April 27, 2023 as amended on July 13, 2023 (“2022 Form 20-F/A”).

This report incorporates by reference our current report on Form 6-K furnished to the SEC on June 8, 2023 (File No. 001-14668; Accession No. 0001292814-23-002610), containing our unaudited consolidated interim financial statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and March 31, 2022 (the “Interim Consolidated Financial Statements”), prepared and presented in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

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RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023

The following discussion of our financial condition and results of operations should be read together with our Interim Consolidated Financial Statements and the notes thereto, as well as the description of our business contained in Item 4 of our 2022 Form 20-F/A. This section contains discussions regarding estimates and forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in these estimates and forward-looking statements as a result of various factors, including, without limitation, those described under “Forward-Looking Statements” and “Risk Factors.”

Results of Operations for the three-month period ended March 31, 2023, compared with the three-month period ended March 31, 2022

Below is a discussion of the significant components of our results of operations, on a consolidated basis.

	Three-month period ended March 31,
	2023	2022
	(R$ million)
Net Operating Revenues:
Electricity sales to Final Customers	2,459.2	3,948.5
Residential	699.3	1,337.3
Industrial	162.6	332.7
Commercial, services and other activities	384.1	765.1
Rural	170.0	318.9
Free consumers	689.5	665.6
Other classes	353.8	528.9
Electricity sales to distributors	1,053.0	1,189.6
Use of main distribution and transmission grid	2,530.8	2,801.9
Residential	742.3	847.9
Industrial	167.1	373.6
Commercial, services and other activities	414.7	530.7
Rural	194.5	191.0
Other classes	162.3	175.2
Free consumers	580.2	384.7
Concessionaires and generators	22.8	21.4
Operating and maintenance income - O&M and interest income	247.0	277.3
Construction income	531.4	487.1
Distribution of piped gas	349.1	310.1
Result of Sectorial financial assets and liabilities	269.1	357.2
Other operating revenues	192.6	117.8
Fair value of assets from the indemnity for the concession	25.7	42.5
(-) Revenue deductions	(1,880.3)	(3,666.9)
	5,530.7	5,587.7
Operating Costs and Expense:
Electricity purchased for resale	(1,821.0)	(1,939.5)
Charge of the main distribution and transmission grid	(687.6)	(775.0)
Personnel and management	(425.2)	(282.3)
Pension and healthcare plans	(66.0)	(68.1)
Material	(20.9)	(18.2)
Materials and supplies for power electricity	(6.8)	(85.4)

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Natural gas and supplies for gas business	(181.8)	(187.4)
Third-party services	(237.6)	(167.9)
Depreciation and amortization	(352.7)	(320.4)
Credit losses, provisions and reversals	10.7	(115.9)
Construction cost	(529.0)	(476.7)
Other costs and expenses	(102.9)	(93.1)
	(4,420.5)	(4,530.1)
Equity in earnings of associates and joint ventures	104.1	112.8
Financial results	(333.1)	(213.2)
Profit before income tax and social contribution	881.1	957.3
Income tax and social contribution on profit	(245.6)	(287.5)
Net income for the period	635.5	669.8
Net income attributable to controlling shareholders	626.6	664.3
Net income attributable to non-controlling interest	8.9	5.5
Other comprehensive income	(0.2)	-
Comprehensive income	635.3	669.8
Comprehensive income attributable to controlling shareholders	626.5	664.3
Comprehensive income attributable to non-controlling interest	8.8	5.5

Net Operating Revenues

Our consolidated net operating revenues for the three-month period ended March 31, 2023 was R$5,530.7 million, representing a 1.0% decrease compared to R$5,587.7 million reported in the same period of 2022. Below are the main reasons for variations in operating revenue accounts:

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers decreased by 37.7%, or R$1,489.3 million in the three-month period ended March 31, 2023 compared to the same period of 2022, mainly due to the reduction in the ICMS rate on electricity operations from 29% to 18%, the June 2022 negative tariff readjustment of 9.58% applied to the Energy Tariff (TE) component, and the reduction of 6.5% in the our billed captive market (which reflects offset energy from mini and micro distributed generation), as well as the following:

•	The revenue from electricity sold to residential customers decreased by 47.7%, or R$638.0 million, in the three-month period ended March 31, 2023, compared to the same period of 2022, reflecting a decrease of 0.6% in volume sold, despite the increase of 2.1% in number of customers.
•	The revenue from electricity sold to industrial customers decreased by 51.1%, or R$170.1 million, in the three-month period ended March 31, 2023, compared to the same period of 2022, reflecting a decrease of 8.1% in volume.
•	The revenue from electricity sold to commercial customers decreased by 49.8%, or R$381.0 million, in the three-month period ended March 31, 2023, compared to the same period of 2022, reflecting a decrease of 3.3% in volume sold.
•	The revenue from electricity sold to rural customers decreased by 46.7%, or R$148.9 million, in the three-month period ended March 31, 2023, compared to the same period of 2022, reflecting a decrease of 10.1% in volume sold.
•	The revenue from electricity sold to free customers increased by 3.6%, or R$23.9 million, in the three-month period ended March 31, 2023, compared to the same period of 2022. This increase is mainly due to increase of 0.2% in the volume of energy sold to Copel Mercado Livre’s free consumers.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors decreased by 11.5%, or R$136.6 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly due to the lower volume of electricity sold in bilateral contracts and lower energy production and sale by the Araucária thermoelectric powerplant in the first quarter 2023, reflecting better hydrological conditions.

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Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid decreased by 9.7%, or R$271.1 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly due to the reduction of the IPCA and IGPM indexes, the exemption of ICMS (Brazilian value-added tax) over certain electricity-use fees from September 2022, partly offset by the 0.8% growth in the billed grid market and a tariff readjustment approved in January 2023.

Construction income. Our revenues from construction increased by 9.1%, or R$44.3 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly to higher investments in the energy distribution segment.

Distribution of Piped Gas. Revenues from the distribution of piped gas increased by 12.6%, or R$39.0 million in the three-month period ended March 31, 2023, compared to the same period of 2022 primarily due to the tariff readjustment approved in January 2023, which improved the distribution margin in the captive market.

Sectorial Financial Assets and Liabilities. Our financial assets and liabilities result decreased by 24.7%, or R$88.1 million, in the three-month period ended March 31, 2023, compared to the same period of 2022 as a result of the reduction in energy costs and other financial components.

Other Operating Revenues. Other operating revenues increased by 63.5%, or R$74.8 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly as a result of the increase in the value for purchase and sale of electricity by Copel Mercado Livre (calculated as the difference between the contracted price and our estimate of future market price), and the increase in revenues from leasing and rentals.

For more information on our net operating revenue, see Note 30 to our Interim Consolidated Financial Statements.

Operating Costs and Expense

Our consolidated costs of sales and services provided was R$4,420.5 million in the three-month period ended March 31, 2023, a 2.4% decrease compared to R$4,530.1 million in the same period of 2022. The main factors are described below:

•	Electricity Purchased for Resale. Our purchased energy costs for resale decreased by 6.1%, or R$118.5 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly due to better hydrological conditions in the period.
•	Charge of the Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid decreased 11.3%, or R$87.4 million in the three-month period ended March 31, 2023, compared to the same period of 2022 due to lower system service charges resulting from lower thermal dispatch volume.
•	Personnel and administrative expenses increased by 50.6%, or R$142.9 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly reflecting the payments made in January 2023 relating to vacation bonuses due after a collective agreement signed with employees.
•	Material and Supplies for Power Electricity decreased 92.0% or R$78.6 million in the three-month period ended March 31, 2023, compared to the same period of 2022 because of lower thermoelectric energy generation in the period resulting from better hydrological conditions.
•	Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases decreased 3.0%, or R$5.6 million in the three-month period ended March 31, 2023, compared to the same period of 2022, resulting from exchange rate and the Brent price variations, as well as lower volume of natural gas purchased.
•	Third-Party Services. Expenses related to third party services increased by 41.5%, or R$69.7 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly due to higher expenses with maintenance of the electrical system and installations, consulting services and customer service and call center. It is worth noting that third-party services were also impacted by the acquisition and subsequent operation of the Aventura and Santa Rosa & Mundo Novo Wind Complexes on January 30, 2023.

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•	Depreciation and Amortization. Depreciation and amortization increased by 10.1%, or R$32.3 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly as a result of the start-up of our new wind farms.
•	Provisions and reversals. Accrual and provisions decreased by R$126.6 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly as a result of the reversal of R$13.8 million for provisions for doubtful accounts in three-month period ended March 31, 2023 (compared to a provision of R$51.4 million in the same period of 2022) and the R$36.9 million reversal of provisions for impairment of generation assets and a decrease in provisions for litigation, mainly civil and labor litigation.
•	Construction Cost. Costs related to construction increased by 11.0%, or R$52.3 million in the three-month period ended March 31, 2023, compared to the same period of 2022, reflecting investments made in the transmission and distribution infrastructure of energy and piped gas.
•	Other Costs and Expenses. Other costs and expenses increased 10.5%, or R$9.8 million in the three-month period ended March 31, 2023, compared to the same period of 2022, mainly due to the increased costs relating to use of water resources resulting from greater dispatch by hydroelectric plants.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$104.1 million in the three-month period ended March 31, 2023, a decrease of 7.7%, compared to R$112.8 million in the same period of 2022, primarily due to the lower results from transmission assets, resulting from the IPCA (inflation index) in the period.

Financial Results

We recognized a decrease of financial gains of 56.2%, or R$119.9 million, in the three-month period ended March 31, 2023, compared to the same period of 2022 mainly due to the higher balance of loans and financing, and higher interest rates in the period.

Income Tax and Social Contribution Expenses

In the three-month period ended March 31, 2023, our income tax and social contribution expenses decreased to R$245.6 million (reflecting an effective tax rate of 31.6% in our pretax income, excluding equity earnings of associates and joint ventures), compared to R$287.5 million in the same period of 2022 (reflecting an effective tax rate of 34.0% in our pretax income, excluding equity earnings of associates and joint ventures). For more information, see explanatory note 12.3 to our Interim Consolidated Financial Statements.

Net Income

In the three-month period ended March 31, 2023, our net income decreased to R$635.5 million from R$669.8 million in the corresponding period of 2022, for the reasons discussed above.

We expect that our results for the first half of 2023 will reflect trends that are similar to those that impacted our results in the first quarter of 2023, and expect our total net operating revenues in the first half of 2023 to be consistent with our total net operating revenues in the first half of 2022. In our results for the second quarter of 2023, we expect to charge an impairment of substantially all of our interest in UEG Araucária S.A. (UEGA), which has not been dispatched by the ONS as a result of hydrological conditions. As of March 31, 2023, the book value of UEGA generation assets was R$188.9 million.

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LIQUIDITY AND CAPITAL RESOURCES

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities. For additional information, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” of our 2022 Form 20-F/A.

We believe our working capital is sufficient for our present requirements and for the next 12 months. We expect to finance our liquidity and capital requirements primarily with our own resources, arising from retained earnings and cash generation from our operations and financing from BNDES, other financial institutions and capital markets. As of March 31, 2023, our current liquidity, an index ratio that measures our current assets over our current liabilities reached 1.4x compared to 1.3x as of December 31, 2022 and our cash and cash equivalent balance (cash plus bonds and securities) was R$2,911.4 million compared to R$2,678.6 million as of December 31, 2022.

With respect to long term capital needs, we use a model of five years to monitor our needs in a series of scenarios and variables, including minimum cash balance with the purposes of preserving our liquidity and improving our capital structure. In this context, we work to anticipate exercises of liability management to improve liquidity if conditions are favorable.

In addition to working capital, our other principal uses of cash are capital expenditures, dividend payments and debt servicing. Capital expenditures were R$545.9 million in the three-months ended March 31, 2023, including R$67.8 million by generation and transmission and R$477.1 million for distribution.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our net cash from operating activities in the period was R$540.2 million in the three-month period ended March 31, 2023, compared to R$1,183.5 million in the same period of 2022, reflecting the changes in our operating assets and liabilities further detailed in the Statement of Cash Flows contained in the Interim Consolidated Financial Statements. Our net cash generated from financing activities was R$1,206.3 million in the three-month period ended March 31, 2023, compared to a net cash used in financing activities of R$151.2 million in the same period of 2022, reflecting the issuance of debentures in an aggregate principal amount of R$1.3 billion in the January 2023. Our net cash used in investment activities was R$1,513.7 million in the three-month period ended March 31, 2023, compared to R$534.1 million in same period of 2022, due to the acquisitions of the Aventura and Santa Rosa Mundo Novo wind complexes on January 30, 2023, as well as the full start-up of the Jandaíra wind complex in 2022.

We have generally used long-term debt to finance our major capital expenditure projects or capital expenditures acquisition financing programs offered by BNDES. The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. The following table shows the maturity distribution of our outstanding loans and financing (including debentures) as of March 31, 2023.

Year	Outstanding loans and financing (including debentures) (R$ Million)
2023	1,804.7
2024	1,218.4
2025	3,426.6
2026	2,045.2
2027	979.3
2028	306.4
After 2028	4,946.1
Total	14,726.7

Our outstanding loans and financing (including debentures) as of March 31, 2023 totaled R$14,726.7 million. As of March 31, 2023, we had no debt outstanding denominated in U.S. dollars. For a complete description of our outstanding loans and financings (including debentures), see Notes 20 and 21 to our Interim Consolidated Financial Statements. In January 2023, Copel GeT issued two series of simple, non-convertible debentures, in an aggregate principal amount of R$1.3 billion, (i) the first series in an aggregate principal amount of R$1.1 billion to be amortized in 2029 and 2030, bearing interest at a rate of CDI+1.4%, and (ii) the second series in the aggregate principal amount of R$200 million to be amortized in 2033, 2034 and 2035, bearing interest at a rate of IPCA index + 6.8226% per year, with interest payable in each case semi-annually. As of March 31, 2023, the aggregate outstanding balance of these debentures were R$1,332.4 million. On June 15, 2023, Copel Distribuição issued three series of simple debentures, not convertible into shares, with a total principal amount of R$1.6 billion, (i) the first series with a total principal amount of R$400 million will mature on June 15, 2024, with semi-annual interest accruing at the rate of CDI+1.45% per year, (ii) the second series in the aggregate principal amount of R$800 million will mature on June 15, 2027, with semi-annual interest accruing at the rate of CDI+2.00% per year, and (iii) the third series in the aggregate principal amount of R$400 million will mature on June 15, 2028, with semi-annual interest accruing at the rate of CDI+2.25% per year. On July 7, 2023, our subsidiary Compagás issued 295,000 secured debentures due July 7, 2027, not convertible into shares, with additional personal guarantee, in the total amount of R$295 million, with quarterly interest accruing at the rate of CDI + 2.24% per year.

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Finally, we have commitments not yet incurred related to long-term contracts, and therefore not recognized in the financial statements, as presented in Note 36 to our Interim Consolidated Financial Statements.

EBITDA and EBITDA Margin

Our EBITDA for the three-month period ended March 31, 2023 was R$1,566.9 million, representing a 5.1% increase compared to the same period in 2022, mainly due to lower energy purchase costs, improvement in distribution costs (Parcela B) of Copel Distribuição, performance of the wind farms, start-up and acquisition of new assets (Jandaíra, Aventura and Santa Rosa Mundo Novo wind complexes). Our EBITDA for the years ended December 31, 2022, 2021 and 2020 were R$4,217.2 million, R$6,528.5 million and R$5,263.2 million, respectively. This represents a 35.4% decrease in reported EBITDA for the fiscal year ended December 31, 2022 compared to 2021, and a 24.0% increase in reported EBITDA for the fiscal year ended December 31, 2021 compared to 2020. These variations were mainly due to (i) the recording of a R$463.9 million provision for litigation in arbitration proceedings and a R$810.6 million provision for allocation of PIS and COFINS credits, which reduced the result for the year 2022, and gains in the amount of R$1,570.5 million from the recognition of the compensation for the renegotiation of hydrological risk (GSF) through the right to extend the concession of our plants referring to the portion of costs incurred with the GSF, finalized in August 2021, events that increased the profit of the fiscal year ended December 31, 2021 in relation to the same periods in 2022 and 2020.

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NON-IFRS FINANCIAL MEASURES

We disclose Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), Adjusted EBITDA, Adjusted EBITDA for Covenant Purposes, EBITDA Margin, Adjusted EBITDA Margin, Earnings Before Interest and Taxes (“EBIT”), Gross Debt, Net Debt, Net Debt for Covenant Purposes, Net Debt/EBITDA and Net Debt for Covenant Purposes/Adjusted EBITDA for Covenant Purposes, which are considered non-IFRS financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable measure under the International Financial Reporting Standards (“IFRS”).

Non-IFRS financial measures have important limitations as analytical tools, and you should not consider them in isolation as there is no standard definition for any of these indicators and our definition of these measures may differ from the definition used by other companies. EBITDA, Adjusted EBITDA, Adjusted EBITDA for Covenant Purposes, EBITDA Margin, Adjusted EBITDA Margin, EBIT, Gross Debt, Net Debt, Net Debt for Covenant Purposes, Net Debt/EBITDA and Net Debt for Covenant Purposes/Adjusted EBITDA for Covenant Purposes are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to other indicators of our operating performance, cash flows or any other measure of performance derived in accordance with IFRS. Non-IFRS financial measures should be viewed as supplemental to, and not a substitute for, our financial statements. Because this financial information is not prepared in accordance with IFRS, investors are cautioned not to place undue reliance on this information.

EBITDA, EBIT, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin

EBITDA, EBIT, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin are non-IFRS financial measures used by our management in the evaluation of our performance. We calculate EBITDA as net income for the year or period, as applicable, plus financial results, income tax and social contribution on profit, and depreciation and amortization. We calculate EBITDA Margin by dividing EBITDA by the net operating revenue of the same year or period. We calculate EBIT as net income for the year or period, as applicable, plus financial results and income tax and social contribution on profit. We also present EBIT and EBITDA for each of our operating segments. We calculate EBIT for each operating segment as net income for the year or period, as applicable, plus financial results and income tax and social contribution on profit. We calculate EBITDA for each operating segment as net income for the year or period, as applicable, plus financial results, income tax and social contribution on profit, and depreciation and amortization.

We calculate Adjusted EBITDA as EBITDA adjusted for certain items without a cash effect, certain non-recurring events and certain events affecting our business but that did not have a direct relationship with our operational performance as further described in the reconciliation below. We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by the net operating revenue of the same year or period.

Our management believes that the disclosure of EBITDA and EBIT provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. This is because EBITDA and EBIT are generally perceived as more objective and comparable measures of operating performance. For example, interest expense is dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits and the different jurisdictions in which they transact business. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation method (straight-line, accelerated or units of production), which can result in considerable variation in depreciation and amortization expenses between companies. Therefore, for comparison purposes, our management believes that EBITDA and EBIT are useful as an objective and comparable measure of operating profitability because they exclude these elements of earnings that do not provide information about the current operations of existing assets. Our management believes that the adjustments in Adjusted EBITDA are useful as it removes from EBITDA certain items relating to unusual or non-recurring events, as well as other items which affected our results but did not have a direct relation with our operating performance of that period.

Likewise, our management believes that EBITDA Margin and Adjusted EBITDA Margin provides a useful comparative metric on our operations ability to generate revenues in comparison with our potential operating cash flow.

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Below is a reconciliation of our EBITDA, EBIT and EBITDA Margin:

(R$ Million)	Last twelve months ended March 31,	Three-month period ended March 31,		Fiscal Year ended December 31,
	2023(1)	2023	2022	2022	2021	2020
Net income from continuing operations	1,115.0	635.5	669.8	1,149.3	3,859.0	3,834.2
Income tax and social contribution on profit	(241.0)	245.6	287.5	(199.1)	1,259.6	1,285.4
Financial results	2,085.9	333.1	213.2	1,966.0	327.4	(866.3)
EBIT	2,960.0	1,214.2	1,170.5	2,916.2	5,446.0	4,253.3
Depreciation and amortization	(1,333.3)	(352.7)	(320.4)	(1,301.0)	(1,082.5)	(1,009.9)
EBITDA	4,293.3	1,566.9	1.490.9	4,217.2	6,528.5	5,263.2
Net Operating Revenue	21,870.7	5,530.7	5,587.7	21,927.7	23,984.3	18,633.2
EBITDA Margin	19.6%	28.3%	26.7%	19.2%	27.2%	28.2%

_____________

(1)	Results for the last twelve months ended March 31, 2023 calculated as the results for the three-month period ended March 31, 2023 plus results for the year ended December 31, 2022 less results for the three-month period ended March 31, 2022.

Below is a reconciliation of our EBITDA for each of our operating segments:

Generation	Last twelve months ended March 31,	Three-month period ended March 31,	Three-month period ended March 31,	Fiscal Year ended December 31,
R$ (million)	2023(1)	2023	2022	2022
Net income	697.2	247.6	203.7	653.2
Income tax and social contribution on profit	266.7	127.5	102.6	241.8
Financial results	431.4	120.8	148.4	459.0
EBIT	1,395.3	495.9	454.6	1,354.1
Depreciation and amortization	793.3	206.7	197.1	783.8
EBITDA for the generation segment	2,188.7	702.6	651.8	2,137.9

_____________

(1)	Results for the last twelve months ended March 31, 2023 calculated as the results for the three-month period ended March 31, 2023 plus results for the year ended December 31, 2022 less results for the three-month period ended March 31, 2022.

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Transmission	Last twelve months ended March 31,	Three-month period ended March 31,	Three-month period ended March 31,	Fiscal Year ended December 31,
R$ (million)	2023(1)	2023	2022	2022
Net income	939.3	183.3	261.4	1,017.4
Income tax and social contribution on profit	24.4	32.8	64.7	56.4
Financial results	258.9	100.3	55.1	213.8
EBIT	1,222.6	316.4	381.3	1,287.5
Depreciation and amortization	14.6	3.9	3.0	13.7
EBITDA for the transmission segment	1,237.2	320.3	384.3	1,301.2

_____________

(1)	Results for the last twelve months ended March 31, 2023 calculated as the results for the three-month period ended March 31, 2023 plus results for the year ended December 31, 2022 less results for the three-month period ended March 31, 2022.

Distribution	Last twelve months ended March 31,	Three-month period ended March 31,	Three-month period ended March 31,	Fiscal Year ended December 31,
R$ (million)	2023(1)	2023	2022	2022
Net income	(318.1)	139.7	228.0	(229.8)
Income tax and social contribution on profit	(535.4)	40.6	120.6	(455.5)
Financial results	1,304.3	112.5	(22.0)	1,169.7
EBIT	450.8	292.9	326.6	484.5
Depreciation and amortization	470.1	124.4	108.5	454.3
EBITDA for the distribution segment	920.9	417.2	435.1	939.8

_____________

(1)	Results for the last twelve months ended March 31, 2023 calculated as the results for the three-month period ended March 31, 2023 plus results for the year ended December 31, 2022 less results for the three-month period ended March 31, 2022.

Power Sale	Last twelve months ended March 31,	Three-month period ended March 31,	Three-month period ended March 31,	Fiscal Year ended December 31,
R$ (million)	2023(1)	2023	2022	2022
Net income	174.2	70.5	4.6	108.4
Income tax and social contribution on profit	81.8	36.5	2.4	47.7
Financial results	(34.7)	(8.5)	(6.3)	(32.4)
EBIT	221.3	98.4	0.7	123.6
Depreciation and amortization	1.0	0.7	0.1	0.4
EBITDA for the Power Sale Segment	222.3	99.1	0.8	124.0

_____________

(1)	Results for the last twelve months ended March 31, 2023 calculated as the results for the three-month period ended March 31, 2023 plus results for the year ended December 31, 2022 less results for the three-month period ended March 31, 2022.

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Below is a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin:

(R$ Million)	Last twelve months ended March 31,	Three-month period ended March 31,		Fiscal Year ended December 31,
	2023(1)	2023	2022	2022	2021	2020
EBITDA	4,293.3	1,566.9	1,490.9	4,217.2	6,528.5	5,263.2
Inclusion of ICMS in the taxable basis for PIS and Cofins (2)	810.6	―	―	810.6	―	(810.6)
PDI indemnification provisions and reversals (3)	―	―	(7.9)	(7.9)	139.2	66.8
Fair value adjustments in purchase and sale of electricity (4)	(104.9)	(50.3)	21.8	(32.7)	35.8	(137.5)
Lawsuit provisions (5)	452.7	―	―	452.7	30.0	53.6
Impairment of assets (6)	114.9	(36.9)	―	151.9	(132.3)	(26.1)
Hydrological Risk Renegotiation – GSF (7)	―	―	―	―	(1,570.5)	―
Other non-recurring items(8)..........................	113.4	138.2	(43.4)	(68.2)	(30.4)	215.9
Adjusted EBITDA	5,680.0	1,617.8	1,461.4	5,523.5	5,000.4	4,625.4
Net Operating Revenue	21,870.7	5,530.7	5,587.7	21,927.7	23,984.3	18,633.2
Adjusted EBITDA Margin	26.0%	29.3%	26.2%	25.2%	20.8%	24.8%

________________________________

(1)	Results for the last twelve months ended March 31, 2023 calculated as the results for the three-month period ended March 31, 2023, plus results for the year ended December 31, 2022 less results for the three-month period ended March 31, 2022.
(2)	Non-recurring and non-cash impact of (i) a court decision in a tax proceeding providing for the deduction of the ICMS (Brazilian value-added tax) from the taxable base of PIS/Cofins (Brazilian income taxes), which generated a gain in 2020, and (ii) the subsequent provision for the allocation of PIS and COFINS credits following the enactment of Federal Law 14,385/2022, which required us to reimburse consumers for PIS/ Cofins related credits.
(3)	Provisions and reversals relating to our remunerated layoff plan (Programa de Demissão Incentivada – PDI).
(4)	Non-cash impact of mark-to-market adjustments on future energy sale contracts, which do not reflect realized gains.
(5)	Non-cash impact of material provisions relating to lawsuits in the period. In 2022 and 2021, adjustments reflect provisions relating to the confidential arbitration, certain power generation projects that were not concluded and in 2020 adjustments related to indemnifications relating to the constructions of HPP Salto Caxias starting in 1994.
(6)	Non-cash impact of impairment of assets plus write down of assets, which consist of (i) in 2023, the write down of certain assets of the Araucaria thermoelectric powerplant (UEGA) following a renovation of the turbines of UEGA; and (ii) in 2022 and 2021, the write down of assets of Compagas; and (iii) in 2020, the write down of assets of Copel Telecomunicações.
(7)	Non-recurring and non-cash impact of an agreement on hydrological risk sharing, which resulted in the extension of certain generation concessions and an accounting gain in 2021.
(8)	Includes the following non-recurring items: (i) in the first quarter of 2023, an indemnification paid in the context of a collective bargaining agreement in consideration of the termination of a payment benefit previously paid in connection with vacation time, which impacted our results for the first quarter of 2023 (R$138.2 million added), (ii) in the year 2022, the reduction in the value payable on our profit-sharing plan resulting from the accounting impact of Federal Law 14,385/2022 requiring us to reimburse consumers for certain PIS/Cofins related credits (R$58.1 million subtracted), electricity tariffs unduly charged to distributed generation clients in the period (R$43.4 million subtracted) and the effects of the adhesion to a tax debt refinancing program - REFIS (R$33.3 million added), (iii) in the year 2021, effects in connection with a strategy we employed solely in 2021 relating to the over-purchase of electricity (R$71.8 million subtracted), and gains related to the sale of our headquarters in 2021 (R$27.9 million subtracted), (iv) in the year 2020, effects of additional payments due on our profit-sharing plan (participação nos lucros e resultados) resulting from the outcome of a tax proceeding relating to the inclusion of the ICMS (Brazilian value—added tax) in the taxable base of PIS/Cofins (R$176.5 million added) and a provision relating to arbitration proceedings in connection with a real estate development contract (R$39.4 million added).

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Gross Debt, Net Debt and Net Debt/EBITDA

Gross Debt, Net Debt, Net Debt/EBITDA are non-IFRS financial measures used by our management in the evaluation of our financial leverage. We calculate Gross Debt as loans and financing (current and non-current) plus debentures (current and non-current). We calculate Net Debt as Gross Debt less cash and cash equivalents, and bonds and securities. We calculate Net Debt/EBITDA as Net Debt divided by the EBITDA of the last twelve months ended as of the same day.

Our management believes that disclosure of Gross Debt, Net Debt and Net Debt/EBITDA provide useful information to investors, financial analysts and the public in their review of our financial leverage and liquidity. Gross Debt represents the amount of debt contracted on financial markets. Net Debt represents the portion of our outstanding debt obligations that would not be readily satisfied by our cash and cash equivalents on hand. We believe these metrics are useful to analysts and investors in determining our leverage position since we have the ability to, and may decide to, use a portion of our cash and cash equivalents to reduce debt. We also present Net Debt as a ratio with EBITDA in order to provide investors with another means of evaluating our ability to service our existing debt obligations as well as any future increase in the amount of such obligations.

Below is a reconciliation of our Gross Debt, Net Debt and Net Debt/EBITDA:

(R$ Million)	March 31,	December 31,
	2023	2022	2021	2020
Loans and financing (current)	336.3	278.8	579.8	717.7
Debentures (current)	1,468.4	1,346.3	2,144.5	1,881.4
Loans and financing (non-current)	5,113.8	4,371.5	3,098.7	2,470.9
Debentures (non-current)	7,808.2	6,457.5	6,003.1	4,876.1
Gross Debt	14,726.7	12,454.2	11,826.1	9,946.0
Cash and cash equivalents	(2,911.3)	(2,678.5)	(3,472.8)	(3,222.8)
Bonds and securities (current)	(0.1)	(0.1)	(16.1)	(1.5)
Bonds and securities (non-current)	(501.7)	(431.0)	(344.9)	(299.1)
Net Debt	11,313.6	9,344.7	7,992.2	6,422.7
EBITDA(1)	4,293.3	4,217.2	6,528.5	5,263.2
Net Debt/EBITDA	2.7	2.2	1.2	1.2

____________

(1)       EBITDA for the last twelve months ended March 31, 2023 calculated as EBITDA for the three-month period ended March 31, 2023 plus EBITDA for the fiscal year ended December 31, 2022 less EBITDA for the three-month period ended March 31, 2022.

Adjusted EBITDA for Covenant Purposes, Net Debt for Covenant Purposes and Net Debt for Covenant Purposes/Adjusted EBITDA for Covenant Purposes

Adjusted EBITDA for Covenant Purposes, Net Debt for Covenant Purposes and Net Debt for Covenant Purposes/Adjusted EBITDA for Covenant Purposes are non-IFRS financial measures used by our management in the evaluation of our compliance with certain financial covenants in our debt instruments. For more information, see notes 20, 21 and 34 to our audited consolidated financial statements included in our 2022 Form 20-F/A

We calculate Adjusted EBITDA for Covenant Purposes, Net Debt for Covenant Purposes and Net Debt for Covenant Purposes/Adjusted EBITDA for Covenant Purposes in line with their respective definition in our financing agreements. We calculate Adjusted EBITDA for Covenant Purposes as EBITDA less equity in earnings of investees less hydrological Risk Renegotiation – GSF, plus results from discontinued operations plus provision for allocation of PIS and Cofins credits plus or less impairment. We calculate Net Debt for Covenant Purposes as Gross Debt less cash and cash equivalents, bonds and securities (current), Bonds and securities (non-current) - debt contract guarantees and collaterals and escrow accounts STN. We calculate Net Debt for Covenant Purposes/Adjusted EBITDA for Covenant Purposes as Net Debt for Covenant Purposes divided by the Adjusted EBITDA for Covenant Purposes of the last twelve months ended as of the same day.

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Below is a reconciliation of our Adjusted EBITDA for Covenant Purposes, Net Debt for Covenant Purposes and Net Debt for Covenant Purposes/Adjusted EBITDA for Covenant Purposes:

(R$ Million)	Last twelve months ended March 31,	Three-month period ended March 31,		Fiscal Year ended December 31,
	2023(1)	2023	2022	2022	2021	2020
EBITDA	4,293.3	1,566.9	1.490.9	4,217.2	6,528.5	5,263.2
Equity in earnings of investees	(469.9)	(104.1)	(112.8)	(478.6)	(366.3)	(193.5)
Hydrological Risk Renegotiation – GSF (2)	―	―	―	―	(1,570.5)	―
Results from discontinued operations (3)	―	―	―	―	1,872.4	259.6
Provision for allocation of PIS and Cofins credits (4)	810.6	―	―	810.6	―	(810.6)
Impairment	45.8	(36.9)	1.6	84.4	(134.9)	―
Adjusted EBITDA for Covenant Purposes	4,679.8	1,425.9	1,379.7	4,633.6	6,329.2	4,518.6

_____________

(1)	Results for the last twelve months ended March 31, 2023 calculated as the results for the three-month period ended March 31, 2023 plus results for the year ended December 31, 2022 less results for the three-month period ended March 31, 2022.
(2)	Effects of agreement on hydrological risk sharing, which resulted in the extension of certain generation concessions and an accounting gain in 2021. Non-recurring item.
(3)	Gains with sale of Copel Telecom, which effects we are required to include in our Adjusted EBITDA for Covenant Purposes pursuant to the terms of the applicable debt instruments.
(4)	Provisions made to comply with a law enacted in 2022 requiring us to reimburse consumers of certain PIS and Cofins credits. Non-recurring item.

(R$ Million)	March 31,	December 31,
	2023	2022	2021	2020
Gross Debt	14,726.7	12,454.2	11,826.1	9,946.0
Cash and cash equivalents	(2,911.3)	(2,678.5)	(3,472.8)	(3,222.8)
Bonds and securities (current)	(0.1)	(0.1)	(16.1)	(1.5)
Bonds and securities (non-current) - debt contract guarantees	(371.3)	(290.6)	(237.2)	(175.9)
Collaterals and escrow accounts STN(1)	―	―	(142.8)	(133.5)
Net Debt for Covenant Purposes	11,444.1	9,485.1	7,957.1	6,412.4
Adjusted EBITDA for Covenant Purposes	4,679.8	4,633.6	6,329.2	4,518.6
Net Debt for Covenant Purposes / Adjusted EBITDA for Covenant Purposes	2.45	2.05	1.26	1.42

____________

(1)       Collaterals and escrow accounts STN relates to cash held in an escrow account offered as collateral for certain indebtedness, but which could have been used to settle, redeem or service such indebtedness.

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GENERAL UPDATE ON COPEL LEGAL PROCEEDINGS

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are unfavorable to us. As of March 31, 2023, we had provisioned a total probability of loss of R$2,013.2 million for legal and regulatory proceedings. Below is a summary of the key categories of legal proceedings in which we are involved:

•	Tax proceedings, including (i) tax assessments and tax enforcement proceedings from the Brazilian Federal Revenue Service (Receita Federal) relating to COFINS tax, for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized our exemption from COFINS, (ii) tax assessments and tax enforcement proceedings relating to social security contributions to INSS and other federal taxes, (iii) tax assessments and tax enforcement proceedings relating to ICMS by State tax authorities on our invoices, (iv) tax assessments and tax enforcement proceedings relating to ISS by municipal tax authorities. As of March 31, 2023, we had a total of R$210.6 million provisioned for tax liabilities and a total of R$526.5 million in contingent tax liabilities.
•	Labor and employee benefits proceedings, including (i) claims relating to overtime, hazardous work conditions, transfer surcharge, equalization or salary adjustments, among others, by our employees and former employees, and the collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (for which we have subsidiary responsibility), and (ii) labor claims filed by former retired employees against Fundação Copel, which may impact us to the extent that additional contributions are required. As of March 31, 2023, we had a total of R$557.3 million provisioned for labor and employee benefits liabilities and a total of R$387.3 million in contingent labor and employee benefits liabilities.
•	Regulatory proceedings, including (i) ANEEL’s notifications about possible breaches of regulatory standards, (ii) discussions on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period for a delay in our Colíder hydroelectric power plant, and (iii) a claim filed by the Energia Sustentável do Brasil (ESBR), concessionaire of Jirau Hydropower Station, against ANEEL to exclude ESBR’s liability for a 535-day schedule overrun in the construction of the Jirau Hydropower Station, which, if decided in favor of ESBR, may unfavorably affect our result of sectorial financial assets and liabilities. As of March 31, 2023, we had a total of R$6.3 million provisioned for regulatory liabilities and a total of R$ 1,530.5 million in regulatory contingent liabilities (including R$1,138.8 million relating to ESBR claim).
•	Civil and administrative proceedings, including (i) actions from tobacco producers claiming that lack of electricity causing loss of production, (ii) actions involving billing, alleged irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles, (iii) claims for indemnity for resulting from damages caused during the construction of power plants, (iv) easement-related claims, relating to the amount determined by us for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas, (v) expropriation-related claims, relating to the amount assessed by us for payment and the amount claimed by the owner, or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confronting, in order to preserve the limits and confrontations of the expropriated areas, (vi) consumer-related claims, including lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by us. As of March 31, 2023, we had a total of R$1,233.8 million provisioned for civil and administrative liabilities (not including environmental) and a total of R$1,107.6 million in civil and administrative contingent liabilities (not including environmental). This also includes a confidential arbitration proceeding against us relating to certain power generation projects, claiming damages for breach of contract. The arbitral award recognized the claimant’s claim, but has not determined the amount to be paid. We are currently challenging this arbitration award, and we estimate our probable losses in connection with this arbitration to be R$631.6 million (reflected in our provisions for civil and administrative proceedings as of March 31, 2023), our possible losses to be R$340.2 million and our remote losses to be R$2,638.8 million.

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•	Administrative proceeding before the Brazilian Federal Court of Auditors (Tribunal de Contas da União – TCU): This proceeding evaluates the conditions of granting a new concession contract for the Hydroelectric Power Plants: Governador Bento Munhoz da Rocha Netto (formerly Foz do Areia), Governador Ney Aminthas de Barros Braga (formerly Segredo), and Governador José Richa (formerly Salto Caxias), under the supervision of Minister Antonio Anastasia. On April 11, 2023, the Interministerial Ordinance MME/MF No. 01, dated March 30, 2023, was published, setting the value and the payment method for the electricity generation concession. On April 12, 2023, Ordinance No. 726/GM/MME, dated April 10, 2023, was published, establishing additional conditions for the new concession contract. On May 24, 2023, ANEEL initiated Public Consultation No. 16/2023, to gather input for reviewing the draft concession contract that will govern the operation of the hydroelectric power plants Governador Ney Aminthas de Barros Braga (Segredo) and Governador José Richa (Salto Caxias), as well as to approve the changes to the draft concession contract for the Governador Bento Munhoz (Foz do Areia) hydroelectric power plant. On June 30, 2023, the ANEEL Dispatch No. 2,065, dated June 27, 2023, was published, wherein the Regulatory Agency approved the draft concession contract that will regulate the new granting for the hydroelectric power plants. The Federal Court of Accounts scheduled the process for a plenary session on July 5, 2023, during which Minister Vital do Rego requested a review of the process for the regimental period.
•	Administrative proceeding before the Paraná State Court of Auditors (Tribunal de Contas do Estado do Paraná – TCE-PR): State assemblymen have filed a proceeding alleging irregularities in procedures and contracts related to the transformation of Copel into a company without a controlling shareholder. On July 20, 2023, the Reporting Counselor, Augustinho Zucchi, denied the preliminary injunction to suspend all administrative acts related to the proceeding, citing the absence of plausible allegations and imminent danger. The Counselor has also summoned the Company and the Secretary of State of the Civil House within the legal deadline.
•	Environmental proceedings, including (i) administrative proceedings and public civil and class actions to restrict the environmental licensing for certain new projects or to recover permanent preservation areas located around our hydroelectric power plant dams unlawfully used by private individuals, which may require us to prepare new environmental studies and to recover the areas owned by Copel GeT, (ii) commitment agreements (Termos de Ajuste de Conduta), which refer to the commitments agreed-upon and approved between us and certain public authorities to remediate certain non-compliance with conditions provided under the applicable environmental licenses. As of March 31, 2023, we had a total of R$5.2 million provisioned for environmental proceedings and a total of R$227.4 million in environmental contingent liabilities.
•	Copel GeT is also a party to a criminal proceeding before the 2nd Federal Court in the city of Sinop, State of Mato Grosso. Federal prosecutors have alleged that pollution caused by the construction of the Colíder hydroelectric power plant in the Teles Pires River led to the death of over 50 tons of fish in 2014. Federal prosecutors are pursuing charges against the Company for environmental crime, which could lead to financial penalties and reputational damage. Copel GeT has submitted its defense, and a decision is currently pending. As of March 31, 2023, we have estimated our possible losses in connection with this proceeding in R$972.6 thousand, and our remote losses in R$28.2 million.

For additional information on our provisions for legal claims and contingent liabilities, see Note 28 to our Interim Consolidated Financial Statements.

17

RECENT DEVELOPMENTS

Amendments to our Bylaws

At our extraordinary general shareholders meeting held on July 10, 2023, our shareholders approved certain amendments to our bylaws. The amendments described under “Authorized Capital Reform Bylaws” are already effective and the amendments under “Corporation Bylaws” will become effective upon closing of a secondary offering by the State of Paraná after which the State of Paraná no longer is our controlling shareholder.

The full text of our bylaws in effect as of the date hereof have been furnished on July 11, 2023 to the SEC on a current report on Form 6-K (File No. 001-14668; Accession No. 0001292814-23-003006) and the full text of our bylaws including the amendments that will become effective upon closing of an offering after which the State of Paraná no longer is our controlling shareholder are included as an exhibit to this current report on Form 6-K.

•	Authorized Capital Reform Bylaws. The following amendments relate to adjustments necessary to implement a potential public offer of our shares and became effective upon their approval on July 10, 2023. Such amendments include:
o	Permitting our Board of Directors, without further amendments to the bylaws, to authorize the issuance of new common and Class B preferred shares up to the limit of 4,000,000,000 nominative, book-entry shares with no par value, for: (i) capitalization of profits or reserves; (ii) issuance, if resolved by a general shareholders’ meeting, of subscription warrants, convertible debentures or the granting of stock options to management and employees, the exercise of the respective conversion or subscription rights; or (iii) placement by stock exchange sale or public subscription of new common shares in which case the issuance of new shares may be approved with exclusion of the preemptive right for the subscription of such shares, or reduction of the term for the exercise of such right, as permitted by Brazilian law.
•	Corporation Bylaws. The following amendments relate to necessary amendments should the State of Paraná no longer be our controlling shareholder as a result of a potential offering of our shares, including a potential secondary offering. The effectiveness of these amendments is subject to the closing of a secondary offering by the State of Paraná after which the State of Paraná no longer is our controlling shareholder. Such amendments include:
o	Creation and issuance of a special class of preferred share (the “Golden Share”) to be held by the State of Paraná with the following characteristics:
▪	May only be held by the State of Paraná;
▪	May only be redeemed pursuant to legal authorization and a resolution in an extraordinary general meeting;
▪	Confers priority in the reimbursement of capital stock, with no premium, corresponding to the percentage of the capital stock figure represented by such share;
▪	Does not have voting rights and will not acquire full voting rights in connection with failure by the Company to declare or pay proceeds to its shareholders;
▪	Subject to the State of Paraná holding shares representing at least 10% of the total shares issued by the Company, will confer veto power on the shareholder resolutions that:
•	authorize the management to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (Quota de Reintegração Regulatória - QRR), of that same Ordinary Tariff Review cycle and/or, in the aggregate, until the end of the concession;

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•	Seek to modify the Company’s bylaws with the purpose of removing or changing: (a) the obligation to maintain the Company's current name, (b) the obligation to maintain the Company's headquarters in the State of Paraná, (c) the prohibition of any shareholder or group of shareholders to exercise votes representing more than 10% of the aggregate votes that may be cast by all then-outstanding shares of the Company’s voting capital (d) the prohibition on the enforcement, filing and registration of shareholders’ agreements for the exercise of voting rights, except for the formation of voting block holding less votes under the voting threshold established in the Company’s bylaws; or (e) the exclusive authority of the general meeting to authorize the management to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (QRR), in that same cycle of Ordinary Tariff Review and/or, in the aggregate, until the end of the concession;
o	Exclusion of the provisions provided by Federal Law No. 13,303, of June 30, 2016 (Brazilian State Companies Law);
o	Creation of a limitation to the effect that no shareholder or group of shareholders shall be allowed to cast votes corresponding to more than 10% of the total votes that could be cast by the then-outstanding voting shares in each resolution;
o	Reform of the attributions of committees provided in our bylaws;
o	Amendment to the composition of the Company’s board of directors to provide that all members shall be elected by the general meeting of shareholders (subject to the right to vote separately of preferred shareholders pursuant to and subject to the requirements of art. 141, § 4 of Federal Law 6,404 of December 15, 1976);
o	Amendment to the composition of the Company’s Supervisory Board to be composed of three members and alternates, with a term of office of one year, reelection permitted;
o	Exclusion of the requirement of assessing the economic value of shares for the purpose of withdrawal rights, which value shall be calculated based solely on the book value per share contained in the latest financial statements approved in a shareholders’ general meeting; and
o	Creation of a poison-pill provision in the Company’s bylaws seeking to protect the dispersion of shares, which would require that a shareholder or group of shareholders that directly or indirectly becomes the holder of common shares that, together, representing more than 25% of Copel’s voting capital must make a tender offer for the acquisition of all the other common shares, for a price of at least 100% more than the highest price of the common shares in the last 504 trading sessions prior to the acquisition, updated by the SELIC rate. The tender offer of a shareholder or group of shareholders holding shares representing more than 50% of Copel’s voting capital must be for a price of at least 200% under the same criteria mentioned above provided, however, that such shareholder or group of shareholders does not reduce its shareholding to at least 50% of Copel’s voting capital within a 120-day period.

Initially, the shareholders meeting of July 10, 2023 was expected to deliberate on multiple items the listing of our shares in the Novo Mercado segment of B3 (B3 S.A. – Brasil, Bolsa, Balcão, the Brazilian stock exchange). Such items included a third set of bylaw amendments related to the listing of our shares in the Novo Mercado segment and the mandatory conversion of all of our preferred shares (other than the Golden Share) into common shares. During the meeting, following a request of our shareholder BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), our shareholders decided not to vote on the items related to the Novo Mercado listing segment. Although we may convene another shareholder meeting in the future to deliberate on the matters related to the listing of our shares in the Novo Mercado listing segment in the future, we cannot guarantee that if or when this will happen.

19

Public distribution offer of debentures

On June 15, 2023, Copel Distribuição issued 1,600,000 simple debentures, not convertible into shares, unsecured, with additional personal guarantee, in three series, with a unit face value of R$1,000, and an aggregate total principal amount of R$1.6 billion. We will use the proceeds from this issuance to supplement our working capital and for principal and interest payments relating to the 4th issuance of debentures of Copel Distribuição. For more information, see above “Results of Operations―Liquidity and Capital Resources.”

On July 7, 2023, our subsidiary Compagás issued 295,000 secured debentures due July 7, 2027, not convertible into shares, with additional personal guarantee, in the total amount of R$295 million, with quarterly interest accruing at the rate of CDI + 2.24% per year.

Changes in our Board of Directors and Supervisory Board

Board of Directors

At our general shareholders meeting held on April 28, 2023, our shareholders elected new members to our Board of Directors. In July 2023, two of our directors resigned and the remaining members of our Board of Directors, following a recommendation by BNDESPAR, appointed two interim directors to hold office until our next shareholder meeting, currently expected to take place on August 10, 2023.

One of the resigning directors was elected pursuant to a cumulative-vote proceeding and, pursuant to Brazilian law, the resignation of a director elected pursuant to a cumulative-vote proceeding requires that the board convenes a new shareholder meeting to vote on all director positions elected pursuant to cumulative-vote proceeding. Fausto Augusto de Souza and Lucia Maria Martins Casasanta have not been elected pursuant to cumulative-vote proceeding and will remain in office until April 2025. Our Board of Directors convened a shareholder meeting to be held on August 10, 2023 to vote on all other director positions. As of the date hereof, the board composition being submitted to shareholder voting at our August 10, 2023 shareholder meeting is the same as our current board composition, but shareholders may indicate new candidates until the date of the shareholders meeting. Directors elected at our August 10, 2023 shareholder meeting will hold office until April 2025.

The current members of our Board of Directors are:

Name	Position	Since
Marcel Martins Malczewski	Chairman	2019
Marco Antônio Barbosa Cândido	Director	2018
Carlos Biedermann	Director	2019
Fernando Tadeu Perez	Director	2023
Marco Antonio Bologna	Director	2021
Jacildo Lara Martins	Director	2023
Lucia Maria Martins Casasanta	Director	2023
Geraldo Corrêa de Lyra Junior	Director	2023
Fausto Augusto de Souza	Director	2021

The following are brief biographies of the current members of our Board of Directors:

Marcel Martins Malczewski. Mr. Malczewski was born on December 8, 1964. He holds a Master’s degree in Industrial Sciences and Computing from Universidade Tecnológica Federal do Paraná (1989); and a Bachelor’s degree in Electrical Engineering from Universidade Federal do Paraná (1987). Mr. Malczewski also attended the Owner/President Management Program at Harvard Business School (2004). He is currently the Chairman of the Board of Directors of Companhia Paranaense de Energia - Copel. He is also member of the Board of Directors of AMcom, InfoPrice and Velsis. Additionally, Mr. Malczewski is a partner at M3 Investimentos Ltda. and at Trivella M3 Investimentos S.A. Previously, he was member of the Board of Directors of Ubook (2017-2021); member of the Board of Directors of Veltec (2012-2018); co-founder (1990), CEO (2001-2009), Chairman (2010-2011) and member of the Board of Directors (2012-2015) at Bematech S.A. He was also a Professor (1989-1994) and coordinator (1991-1994) of the Computer Engineering undergraduate course at Pontifícia Universidade Católica do Paraná.

Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. and a Master’s degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997 and 1994), and a degree in Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). At Companhia Paranaense de Energia - Copel, Mr. Cândido is currently a member of the Board of Directors, Chairman of the Statutory Audit Committee, and Chairman of the Investment and Innovation Committee. He is also Chief Executive Officer and Founding Partner at MBC Consultoria, and member of the Board of Aebel, Expreso Princesa dos Campos and Athena Saúde S.A. Previously, he was a member of the Board of Hospital Santa Rita and Santa Rita Saúde health care provider in the city of Maringá - PR (2015-2019), at Grupo Positivo (2014-2016) and at Sistema de Saúde Mãe de Deus, in the state of Rio Grande do Sul - RS (2014-2015); Chief Executive Officer at Grupo Paysage (2013-2015), Grupo Marista (2012-2013), and at Associação Paranaense de Cultura - APC, a parent company of Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); besides being a full professor, researcher and dean at Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013).

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Carlos Biedermann. Mr. Biedermann was born on August 18, 1953. Mr. Biedermann attended the Executive Program of the Singularity University (2019) and the International Business Programme at INSEAD/Harvard in France (1995). He holds a post-graduate degree in Financial Markets from Fundação Getúlio Vargas - FGV (1979) and Bachelors’ degrees in Accounting, from Unisinos (1977), and in Business Management and Public Management, from Universidade Federal do Rio Grande do Sul (1975). He is currently a member of the Board of Directors and Financial expert member of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel. Mr. Biedermann has considerable experience as a board member in several sectors, including organizations such as Amcham/RS and the Association of Marketing and Sales Directors of Brazil - ADVB/RS. At present, he is Chairman of the Board of Directors of Brivia Dez and also has seats in the Board of Directors of Lojas Lebes, and Solar. He is a member of the Audit Committee of Suzano Papel e Celulose, Grupo Algar, Grupo Cornélio Brennand, Moinho Paulista, Banrisul, Grupo Raymundo da Fonte and Tribanco. Additionally, he is an instructor at the Brazilian Institute of Corporate Governance - IBGC and a partner at Biedermann Consulting. Previously, he was Chairman of the Board of Directors of Trensurb (2019-2021); Guest lecturer in the Post-MBA Corporate Governance Program at Unisinos (2017-2019); Member of the Advisory Board of Farmácias São João (2016-2019); Chairman of the Audit Committee of Instituto Brasileiro de Governança Corporativa - IBGC (2009-2014); Chairman (2013-2014) and member of the Board of the Young Presidents Organization - YPO (2009-2012 and 2015-2017); Chairman of the Deliberative Council of Grêmio Foot-Ball Porto Alegrense (2016-2022); and Senior Partner at PricewaterhouseCoopers Auditing and Consulting (2002-2015).

Fernando Tadeu Perez. Mr. Perez was born on November 8, 1954. Mr. Perez has been a member of our Sustainable Development Committee since 2022. Mr Perez also has the following professional experience: CEO of Tecnisa S.A. (since 2021). HR President at Volkswagen América do Sul (2014-2022); Head of FPEREZ Consulting (2009-2021); Associate Consultant at AGGREGO (2009-2021); Member of the Employment and Labor Relations Council of Fecomércio São Paulo (2009-2021); Partner and CEO of Grupo Pollus; Executive Officer of HR at Conglomerado Itaú (2001-2008); Vice President of Human Resources at VW do Brasil (1995-2001); Member of the Board of Directors of VW Leasing (1995-2001); President of Volkswagen Previdência Privada (1995-2001); President of Fundação Volkswagen (1995-2001); and Vice President of Sinfavea and member of the Executive Commission of Negotiations of Group XIV of Fiesp and of Sinfavea's Labor Relations Committee (1995-2001).

Marco Antonio Bologna. Mr. Bologna was born on April 22, 1955. He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (1978) and took an Extension course in Financial Services from Lloyds Bank PLC - Manchester Business School da University of Manchester (UK) (1988). At Companhia Paranaense de Energia - Copel, he is currently a member of the Board of Directors, of the Investment and Innovation Committee and of the Minority Shareholders Committee. Additionally, he is a member of the Board of Directors of Grupo Edson Queiroz; Member of the Advisory Board of Vivix S.A. (a company of Grupo Cornélio Brennand) and of Grupo Silvio Santos; Member of the Board of Directors of Astra; and Board Member at the non-governmental organization Amigos do Bem. He also acts as Strategy, Finance and Governance Consultant of Grupo F. A. Oliva and Partner of Galapagos Capital. Previously, he was President of Grupo Banco Fator (Investment Bank, Brokerage House, Asset Management and Insurance Company) (2015-2018); Member of the Board of Directors and Coordinator of the Audit Committee of Suzano Papel e Celulose S.A. (2006-2018); Chairman of the Board at TAM S.A. (2014-2016); Member of the Board at Multiplus Empresa de Fidelização S.A. (2013-2016); President of TAM S.A. - Holding Company (2010-2015); President of TAM S.A. and TAM Linhas Aéreas S.A. (2004-2007 and 2012-2013); Member of the Board at TAM S.A. (2009-2012); Member of the Board at TAM Aviação Executiva S.A. (2008-2012); CEO of Wtorre S.A. (2008) and Member of the Board of Wtorre Commercial Properties (2009-2011); Member of the Board of Directors of IATF - IATA Tranning Fund (Geneva) (2010-2011); CEO of TAM Aviação Executiva (2009-2010); Advisor of TAM Empreendimentos e Participações - Holding Company (Amaro family) (2003-2009); Member of the Board of Directors of Banco Daycoval S.A. (2007-2008); Member of the Board of Directors of Interprint S.A (2006-2007); CEO of Banco VR and CFO of Grupo VR (Szajman family) (2003); and CFO of TAM S.A. and TAM Linhas Aéreas S.A. (2001-2003).

Jacildo Lara Martins. Mr. Martins was born on October 28, 1966. He is currently pursuing a Postgraduate degree in Public Law with an emphasis on Constitutional Law and a Postgraduate degree in Environmental Law, both from Escola Superior Verbo Jurídico. He also holds a Bachelor’s degree in Law from Universidade UniOpet (2012). Mr. Martins is an interim member of the Board of Directors of Companhia Paranaense de Energia - Copel. His previous experience includes his role as IT Manager at Itaipu Binacional (1991-2019) and as Data Processing Center Manager at Cetil Processamento de Dados (1980-1985).

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Lucia Maria Martins Casasanta. Ms. Casasanta was born on December 9, 1960. Her professional experience includes being a Member of the Board of Directors of Vem Conveniência S.A. (since 2022); Member of the Board of Directors and Coordinator of the Audit Committee of Madeira Energia / Santo Antônio Energia (since 2022); Independent Member of the Board of Directors and Coordinator of the Audit Committee of Madero Group (since 2022); Member of the Finance, Risks and Governance Committee at Falconi (since 2021); Member of the Supervisory Board at WEG (since 2021); Coordinator of Vast Infraestrutura’s Audit Committee (since 2021); Member of Profarma’s Audit Committee (since 2020); Director of Governance, Risks and Compliance (2016-2020) and Member of the Board of Directors of Eletrobras (2020-2021); Member of the Board of Directors of Eletrobras Furnas (2017-2020); Member of the Board of Directors of Eletrobras CGT Eletrosul (2019-2020); and Member of the Compliance Committee of the Brazilian Fast Food Corp. - BFFC (2015-2020).

Geraldo Corrêa de Lyra Junior. Mr. de Lyra Junior was born on August 15, 1964. He holds an MBA in Politics and Defense from Centro Universitário de Lins - UNILINS (2015); a Superior Defense Course from Escola Superior de Guerra - ESG (2015); an Aerospace Politics and Strategy Course from Escola de Comando e Estado-Maior da Aeronáutica (2015); a Command and Staff Course from Escola de Comando e Estado-Maior da Aeronáutica (2008); an MBA in Advanced Executive Development in the area of Process Management from Universidade Federal Fluminense (2008); and a Bachelor’s degree in Aeronautical Sciences as a Colonel Aviator from Academia da Força Aérea - AFA (1987). Currently, Mr. de Lyra Junior is an interim member of the Board of Directors of Companhia Paranaense de Energia - Copel. His previous roles include Brazilian Military Representative at the UN Disarmament Conference of the FAB (2013-2014); Commander of the Brasília Air Base of the FAB (2011-2012); and Commander of the Presidential Aircraft (2003-2011).

Fausto Augusto de Souza. Mr. Souza was born on November 4, 1980. He holds an Executive MBA in Finance and Capital Markets from FAE Business School (2022), an Executive MBA in Management - Electricity Sector from Fundação Getúlio Vargas (2019), a Master’s degree in Electrical Engineering from Universidade Federal do Paraná (2015), a Bachelor’s degree in Electrotechnical Engineering from Universidade Tuiuti do Paraná (2011) and a Specialization in Automation and Industrial Process Control from Universidade Tecnológica Federal do Paraná (2005). He formerly took courses in Technologist in Electrotechnics: Automation and Industrial Drives (2003) and Technician in Electrotechnics at Universidade Tecnológica Federal do Paraná (1999). He is currently a member of our Board of Directors and our Sustainable Development Committee, and also serves as Electro-technical Technician at Copel Distribuição S.A. Previously he was a member of the Permanent Commission of the Ecoefficiency Program at Companhia Paranaense de Energia - Copel (2017-2018); Substitute Professor of the Electrical Engineering, Control and Automation Engineering and Industrial Automation Technology courses at Universidade Tecnológica Federal do Paraná - UTFPR (2013-2015); Professor and researcher of the Electrical Engineering and Control and Automation Engineering courses at Unisociesc - Curitiba campus (2016-2017); and Professor of the Electrical Engineering and Systems Analysis course at Universidade Unicesumar - Curitiba (2018-2020).

Supervisory Board (Conselho Fiscal)

At our general shareholders meeting held on April 28, 2023, our shareholders elected new members to our Supervisory Board. In July 2023, two of the members resigned and their respective alternates -Alexandre Machado de Souza and Marcos Aurelio do Nascimento de Lima- will serve as effective members until our next shareholder meeting, currently expected to take place on August 10, 2023. Except for these alternates, the remaining members of our Supervisory Board will hold term until April 2025.

Name	Since
Demetrius Nichele Macei	2019
Harry Françóia Júnior	2019
José Paulo da Silva Filho	2019
Alexandre Machado de Souza	2023
Marcos Aurelio do Nascimento de Lima	2023
Alternates
Roberto Zaninelli Covelo Tizon	2022
Otamir Cesar Martins	2018
Verônica Peixoto Coelho	2021

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Advisory Committees to the Board of Directors

The tables below indicate the current composition of the advisory committees to our Board of Directors. For a description of the purpose and attributions of each advisory board committee, please refer to “Item 6. Directors, Senior Management and Employees” in our 2022 Form 20-F/A.

Audit Committee

Member	Position	Date of Appointment
Carlos Biedermann	Chairman and Financial Expert	May 4, 2023
Marco Antônio Barbosa Cândido	Member	May 4, 2023
Luiz Claudio Maia Vieira	Member	May 4, 2023

Appointment and Evaluation Committee (“CIA”)

Member	Position	Date of Appointment
Marcos Leandro Pereira	Chairman	April 28, 2023
Claudio Nogas	Member	April 28, 2023
Durval Jose Soledade Santos	Member	April 28, 2023

Investment and Innovation Committee (“CII”)

Member	Position	Date of Appointment
Marco Antônio Barbosa Cândido	Chairman	May 4, 2023
Marco Antonio Bologna	Member	May 4, 2023
Geraldo Corrêa de Lyra Junior	Member	July 12, 2023

Sustainable Development Committee (“CDS”)

Member	Position	Date of Appointment
Fernando Tadeu Perez	Chairman	May 4, 2023
Marco Antônio Barbosa Cândido	Member	May 4, 2023
Fausto Augusto de Souza	Member	May 4, 2023
Marcos Leandro Pereira	Member	May 4, 2023

Minority Shareholders Committee (“CDM”)

Member	Position	Date of Appointment
Lucia Maria Martins Casasanta	Chairman	May 4, 2023
Geraldo Corrêa de Lyra Junior	Member	July 12, 2023
Jacildo Lara Martins	Member	July 12, 2023

Tariff adjustment – Copel Distribuição

On June 20, 2023, Brazilian Electricity Regulatory Agency (Aneel) authorized, in its 21st Ordinary Public Meeting of 2023 held an average tariff adjustment of 10.50% for consumers served by Copel Distribuição. The adjustment will be fully applied to Copel Distribuição’s tariffs as of June 24, 2023.

Release of shares held as collateral

The State of Paraná was a party to a longstanding litigation where a Brazilian financial institution sought to foreclose our shares owned by the State of Paraná. In April 2023, the financial institution and the State of Paraná entered into an agreement to settle this dispute. This settlement agreement was ratified by the Brazilian Supreme Court later in the same month. Pursuant to the approved settlement agreement, an amount of our shares sufficient for the State of Paraná to sell its controlling stake in us were released as collateral.

Approval for improvements in transmission assets

In May 2023, ANEEL approved our plans to implement certain improvements in the transmission assets operated by Copel Geração e Transmissão S.A and Costa Oeste Transmissora de Energia S.A. We expect these improvements to require an investment of R$204.6 million and to increase the annual permitted revenue of the assets by R$32.6 million after the improvements are concluded. We expect to commence these improvements in 2024 and for the project to take up to 36 months to conclude.

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EXHIBITS

Number	Description
3.1	Translation of the Corporation Bylaws (to become effective upon closing of a secondary offering under which the State of Paraná ceases to be our controlling shareholder)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

	By:	/s/ Daniel Pimentel Slaviero
Name: Daniel Pimentel Slaviero Title: Chief Executive Officer

	By:	/s/ Adriano Rudek de Moura
Name: Adriano Rudek de Moura Title: Chief Financial Officer and Investor Relations Officer
Date: July 26, 2023